Exhibit 99.1

EUDA Accelerates Longevity Strategy with Launch of Comprehensive Stem Cell Therapy Platform and First Clinic in Shenzhen

SINGAPORE, Dec. 23, 2025 (GLOBE NEWSWIRE) — EUDA Health Holdings Limited (NASDAQ: EUDA) “EUDA” or “the Company”, a Singapore-based non-invasive healthcare provider in Asia focused on Singapore, Malaysia, and China, today announced a significant acceleration of its longevity and regenerative medicine strategy with the launch of a comprehensive stem cell therapy platform and establishment of its first clinic in Shenzhen, China.

This strategic advancement builds on the Company’s earlier acquisition of distribution rights for T-cell immunotherapies developed by Shenzhen Inno Immune Co. Ltd. (“Shenzhen Inno”), a developer of autologous cellular therapeutic and customized medicines for a wide range of diseases in China, and its announced intention to acquire GO POSB Organoids Pte Ltd. (“GO POSB”), a biotechnology company formed in Singapore.

Integrated Production and Innovation Center

EUDA is upgrading Shenzhen Inno’s cGMP facility in Shenzhen to create a state-of-the-art production and innovation center for stem cell treatments. This advancement incorporates GO POSB’s proprietary induced pluripotent stem cell (“iPSC”) technological platform with advanced stem cell technologies sourced from two Japanese partners, including Japan Early Light Medical Corporation. The enhanced cGMP facility will be essential for supporting iPSC expansion, stem cell preparation, immune cell therapies, and the development of new treatments focused on immune health, skin health, and healthy aging. The Company and its partners will also explore cell-based solutions using iPSC technology, which converts human blood cells into stem cells capable of becoming nearly any cell type.

Establishment of Shenzhen Longevity Clinic

In parallel with the upgrade of Shenzhen Inno’s cGMP facility, EUDA, in partnership with KB International Ltd., established a new longevity clinic in Shenzhen. This clinic is strategically positioned to be the first in the region to comprehensively introduce Japanese longevity healthcare technologies. It will offer a differentiated portfolio of services, including:

●	Advanced stem cell and T-cell immunotherapies produced at the upgraded GMP facility in Shenzhen;
●	Personalized AI-guided life cycle management; and
●	Integrated Eastern, Western, and functional medicine.

The clinic will focus on enhancing longevity by slowing biological aging, strengthening immunity, and providing long-term health planning, supported by partnerships with leading longevity institutions and hospitals in Japan, the United States, and Singapore.

Mr Alfred Lim, CEO of EUDA, commented:

“This is a defining moment in EUDA’s evolution. By combining an iPSC platform, expanding stem cell and t-cell therapies, the new upgraded GMP facility’s production capacity, and a fully integrated longevity clinic, we are building a comprehensive, end-to-end regenerative ecosystem. Our robust partnerships with Shenzhen Inno, GO POSB, and the introduction of leading Japanese clinical expertise, positions EUDA to capitalize on the fast-growing longevity sector and operate at the frontier of healthcare.”

About EUDA Health Holdings Limited

EUDA Health Holdings Limited (NASDAQ: EUDA) is a Singapore-based leading non-invasive healthcare provider in Asia with a focus on Singapore, Malaysia and China. The Company aims to become a market leader in non-invasive and preventive healthcare, with a strategic focus on the fast-growing longevity sector. Our mission is to address the evolving healthcare needs of over 1.8 billion people across the region which is experiencing significant demographic shifts as more than 30% of the population ages rapidly. By offering innovative, accessible, and science-backed health solutions, EUDA is positioned to lead the transformation of regional healthcare from reactive medical treatment to proactive, longevity-focused care. EUDA also runs a Singapore-based property management business.

Forward-Looking Statements

This document may contain forward-looking statements regarding risks and uncertainties. These statements usually use forward-looking words, such as the words “estimates,” “projected,” “expects,” “envisions,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions). These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside EUDA’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. You should not overly rely on forward-looking statements that are only applicable to the date of publication of this document. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact
Christensen Advisory
Linda Bergkamp
Phone: +1-480-614-3004
E-mail: linda.bergkamp@christensencomms.com